Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

July 28, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	The Procter & Gamble Company Definitive Additional Materials on Schedule 14A Filed July 17 and 19, 2017 by Trian Fund Management, L.P., et al. File No. 001-00434

Dear Mr. Panos:

On behalf of Trian Fund Management, L.P. (“Trian”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated July 27, 2017 (the “SEC Comment Letter”) in connection with soliciting materials filed pursuant to Rule 14a-12, filed on Schedule 14A on July 17, 2017 (the “July 17 DFAN14A”), which includes Trian’s Introductory Presentation to P&G Shareholders, filed as Exhibit 99 to the July 17 DFAN14A (the “Trian Presentation”), and on July 19, 2017 (the “July 19 DFAN14A”; and together with the July 17 DFAN14A and the Trian Presentation, the “DFAN14As”) with respect to The Procter & Gamble Company (“P&G” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

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DFAN14A filed on July 17, 2017

General

1.	Statements that directly or indirectly impugn the character, integrity or personal reputation of another person, or make charges of illegal, improper or immoral conduct, cannot lawfully be made without factual foundation. Characterizing a statement as an opinion or belief does not obviate the need for a factual foundation to exist in support of the statement. Refer to Note b. to Rule 14a-9. We note the follow statements for which we request to be furnished with the factual foundation upon which the participants relied to make the statement:

•	“P&G[ has had] disappointing results over the past decade…”;

In response to the Staff’s first Comment, the Filing Persons respectfully refer the Staff to disclosure contained on slide 12 of the Trian Presentation: P&G’s volume growth was negative at -1% in each of 2015 and 2016, with a 5-year compound annual growth rate of 0.6% between 2011 and 2016 that is significantly below the 3.0% average compound annual growth rate prevalent among the company’s peers indicated on that slide. In addition, the Company has consistently lost market across various categories. For examples, the figures drawn from Euromonitor International Limited and Consumer Edge research, contained on slide 13 of the Trian Presentation, demonstrate that the Company has lost 0.5% market share in the Tissue & Hygiene businesses over 3- and 5-year periods, and has lost 1.2% market share and 1.7% market share in the Beauty & Personal Care businesses over 3- and 5-year periods, respectively. Finally, and most importantly, as disclosed on slide 5 of the Trian Presentation, the Company’s total shareholder return over a 10-year period has been 93%, which trails the S&P (97%), the Consumer Staples Index (171%),[1] and the Company’s peers (210%). The Filing Persons accordingly believe that the foregoing data provides ample factual support for their stated belief that P&G has had “disappointing results over the past decade.”

•	“P&G[‘s]…$13 billion of additional cost savings, given the Company’s track record,…will be as ineffective as the 2012 program…”;

In response to the Staff’s Comment, and as addressed in the Filing Persons’ revised preliminary proxy statement, filed with the Commission on July 26, 2017 (the “Revised Preliminary Proxy Statement”) in response to previous comments from the Staff, Trian believes that P&G’s previous $10 billion cost-cutting program, launched in 2012, failed to drive growth in sales volumes or operating profit. Although the Company has stated that approximately $7 billion of the $10 billion in realized cost savings were offset by foreign exchange losses and the remaining $3 billion of cost savings were reinvested in the businesses,[2] Trian has not found evidence that such

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[1] As represented by The Consumer Staples Select Sector SPDR Fund (XLP).

[2] See statements made by the Company at the Deutsche Bank Global Consumer Conference held on June 16, 2016 (“Unfortunately, a lot of the savings in the first $10 billion went to offset, cumulative over the last 4 years, $4 billion after tax and foreign exchange impacts. That's $7 billion BT [before taxes], that's 75% -- or 70% of the TAM [total addressable market]. We will hope with the next up to $10 billion, to bring a significant portion of that, as I described, to reacceleration of the top line growth…”).

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reinvestment drove sales or operating profit growth. The lack of tangible evidence that the 2012 cost-cutting program boosted the Company’s financial performance underlies the Filing Persons’ concern about the success of P&G’s new initiative to target up to $13 billion of additional costs savings, which is similar in nature to the 2012 plan and is being led by many of the same P&G executives . Nonetheless, the Filing Persons have already revised their disclosure in the Revised Preliminary Proxy Statement to address the foregoing comment and will use such revised disclosure in future solicitation materials.

•	“P&G has an overly complex organizational structure and a slow moving and insular culture”; and
•	“[P&G’s] organizational structure and culture…can be highly resistant to change…”

In response to the Staff’s Comments, and as disclosed in the Filing Persons’ preliminary proxy statement, filed with the Commission on July 17, 2017 and the Revised Preliminary Proxy Statement, the Filing Persons believe that P&G’s organizational structure is overly “matrixed,” which the Filing Persons believe impedes growth by adding unnecessary complexity and cost. The Filing Persons understand that there are three overlapping organizational structures at P&G (Global Business Units (GBUs) as defined by category, Selling and Market Operations (SMOs), and Corporate Functions), and in the Filing Persons’ view, these overlapping structures obscure accountability, increase bureaucracy and slow decision-making and impede sales growth and market shares. Furthermore, as discussed on slide 17 of the Trian Presentation, many of P&G’s competitors operate with a geographic-led organization model, which inherently clarifies real profit and loss (P&L) responsibility for individual executives, gives managers broader operational control, and enhances local decision-making and coordination across both functions and categories. However, despite numerous modifications to the structure over time, including changes implemented over the past two years, the Filing Persons believe the structure continues to rely on a web of “straight line / dotted line” reporting relationships, which are highly representative of an original organizational structure that has existed at the Company for decades, supporting the Filing Persons’ contention that such a structure is “resistant to change.”

The Filing Persons also note that no current executive on P&G’s website (http://us.pg.com/who-we-are/leadership-team) in charge of a business line (including GBUS and SMOs) has worked outside of P&G for more than three years. Several analysts have corroborated the statement that the Company is “insular” and “resistant to change” stating, for example, that “during my own experiences at P&G, I recall meetings where employees introduced themselves by name, function, and tenure, immediately creating a hierarchy in the room which

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stifled newer ideas.”[3] The Filing Persons note that even A.G. Lafley, the Company’s former Chief Executive Officer, has stated, “that he was open to hiring from the outside if need be for certain roles—which represents a notable departure from the past, given PG’s history as a stringent ‘promote from within” organization’”[4] and that David Taylor, the Company’s current Chief Executive Officer, has acknowledged the Company’s tendency to source from within its own organization, stating, “The primary source of talent will continue to be from campuses that we develop from within[. . .]”[5] For these reasons, the Filing Persons believe that they have a proper factual basis for the statement that “P&G has an overly “complex organization structure” and a slow moving “insular culture” that can be properly be characterized as “resistant to change.”

Excessive Cost and Bureaucracy

2.	In future soliciting materials, please disclose the factual foundation for any continued assertion that the Company’s management explicitly acknowledges the need to reduce bureaucracy. In addition, please qualify as a belief your assertion that excessive cost and bureaucracy “clearly” have not been sufficiently addressed. Refer to Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons affirm that they have disclosed a factual foundation for the assertion that the Company’s management explicitly acknowledges the need to reduce bureaucracy and have removed reference to the word “clear” in relation to such assertion in the Revised Preliminary Proxy Statement. In addition to incorporating by reference their responses to the Staff’s third and fourth comments in Section 1 above, as provided in the Revised Preliminary Proxy Statement and supplementally to the Staff, the Filing Persons note that P&G itself has recently identified the need to save on the costs of its organizational structure at the Deutsche Bank Global Consumer Conference held on June 15, 2017 (the “DB Conference”), which the Filing Persons believe properly represents an “acknowledgment.” At the DB Conference, the Company estimated that it can “achieve another $1 billion to $2 billion of additional overhead cost reduction” with a plan to optimize “each function of the company with a particular focus on reducing the cost of activities that are furthest away from consumers or customers [. . .] includ[ing] our corporate operations” (emphasis added). P&G also noted at the DB Conference that over the past five years it has “eliminated central resources where they added complexity but didn’t provide a scale benefit overall” and “reduced corporate roles by 20% with plans to go further” (emphasis added). In light of the foregoing, the Filing Persons believe that this constitutes a proper factual basis for the statement that the Company has “acknowledged the need” to reduce bureaucracy at the Company and affirm that they will disclose such a factual foundation in all future solicitation materials.

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[3] Ali Dibadj, Alliance Bernstein Analyst, November 5, 2015.

[4] Wendy Nicholson, Citigroup Analyst, February 10, 2014.

[5] David Taylor, Consumer Analyst Group of New York Presentation, February 18, 2016.

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What Trian is NOT Pushing For

3.	Please advise us of the factual basis, if any, supporting the statements that characterize the participants as long-term shareowners. Disclose the foundation in future filings.

In response to the Staff’s Comment, and as discussed on slide 21 the Trian Presentation, the Filing Persons note that Trian’s average investment horizon is over five years when a Trian partner joins a corporate board, which is longer than the holding period of most equity mutual funds.[6] In particular, on average, Trian’s holding period in each company in which it invests is approximately seven years when Mr. Peltz joins thef board of that company. Accordingly, the Filing Persons believe Trian’s characterization of itself as a “long-term” shareholder is clearly appropriate and the Filings Persons will provide disclosure of the factual basis for such characterization in future solicitation materials.

Presentation filed as Exhibit 99

4.	Slide 11 titled “Organic Sales Growth Has Deteriorated Over the Last 5 Years,” includes an entry for 2016 that lists the compound annual growth rate (CAGR) at 0%. For the CAGR the participants provide for 2011 – 2016, a 2.2% figure has been identified. Slide 10 also has exposure to these figures which, if incorrect, also would need to be revised. Please provide us with a brief analysis showing the factual support for the accuracy of the 0% and 2.2% figures used in the presentation.

In response to the Staff’s Comment, the Filing Persons respectfully note that the 0% referenced by the Staff on slide 11 of the Trian Presentation refers to the year-over-year organic sales growth rate for fiscal year 2016 only. The 2.2% CAGR accurately represents a cumulative annual growth rate for the period from fiscal year 2011 through fiscal year 2016, as evidenced by the heading (“2011-2016 CAGR: 2.2%”) over the brackets covering the five bars associated with fiscal year 2011 through fiscal year 2016. Therefore, the 2.2% represented on slide 10 of the Trian Presentation is appropriate as it represents the CAGR for the Company over the last five fiscal years.

5.	Slide 15 represents that Procter & Gamble “claims” that $3 billion in costs savings was reinvested. By describing this reinvestment as a “claim” by the Company rather than as a verifiable fact, the participants are implying that the Company’s description of its use for the $3 billion is untrue. Please remove this implication in a future filing or provide us with the factual foundation to support the contention that the purported $3 billion reinvestment might not have occurred.

In response to the Staff’s Comment, the Filing Persons respectfully note that such disclosure has been adjusted in the Revised Preliminary Proxy Statement to state that the Company “has said that approximately $7 billion of the $10 billion in realized cost savings were offset by foreign exchange losses and the remaining $3 billion of cost savings were reinvested in the businesses” (emphasis added). As a factual matter, the Filing Persons have relied on

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[6] MFS White Paper Series, “Lengthening the Investment Time Horizon,” July 2016.

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statements by the Company’s own Chief Financial Officer, Jon R. Moeller, who stated at the Deutsche Bank Global Consumer Conference held on June 16, 2016, “Unfortunately, a lot of the savings in the first $10 billion went to offset, cumulative over the last 4 years, $4 billion after tax and foreign exchange impacts. That’s $7 billion BT [before taxes], that’s 75% -- or 70% of the TAM [total addressable market]. We will hope with the next up to $10 billion, to bring a significant portion of that, as I described, to reacceleration of the top line growth [. . .]” (emphasis added). At no point have the Filing Persons indicated, or intended to imply, that the Company has falsely stated that a $3 billion reinvestment of the remaining cost savings might not have occurred. Rather, the Filing Persons believe that the use by the Company of such remaining $3 billion of cost savings has not resulted in a discernible impact on profits or sales growth. Nonetheless, Trian will not use the word “claim” in regard to the Company’s statement in future solicitation materials.

6.	Refer to the quotation of JP Morgan on slide 16 and the management testimonials on page 22. Please advise us how the participants have complied with Rule 14a-12(c)(2).

In response to the Staff’s Comment regarding the requirements of Rule 14a-12(c)(2), the Filing Persons respectfully note that the Filing Persons have stated the source and the date of prior publication of the published material. Further, the Filing Persons have explicitly addressed whether or not the “consent of the author and publication has been obtained” by stating in the “Disclosure Statement Disclaimers” section of the Trian Presentation:

Trian Partners has not sought or obtained consent from any third party (other than the individuals who have provided the testimonials included at the end of this presentation) to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein.

Trian affirms that it has not paid for the aforementioned quote from JP Morgan, and Trian will include the name of the JP Morgan analyst that made such statement, Andrea Teixeira, in future solicitation materials.

7.	Advise us, with a view towards revised disclosure in a future filing, whether or not the participants have been authorized to use the registrant’s registered trademarks and logos. In addition, to the extent such use does not impermissibly infringe upon the registrant’s intellectual property and thus continues, please explicitly disclaim any affiliation with, endorsement by, or authorization received from the registrant in order to remove the implication that the registrant has sanctioned the use of such trademarks and logos.

In response to the Staff’s Comment, the Filing Persons note that while they have not been authorized to use the registrant’s registered trademarks and logos, the participants believe that their use of the registrant’s registered trademarks and logos constitutes “fair use” under trademark law and therefore does not require authorization from the registrant.

Further, the Trian Presentation includes the following disclaimer concerning intellectual property:

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“Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian Partners’ use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.”

DFAN14A filed on July 19, 2017

8.	The representation that “numerous inquiries and expressions of support from shareholders” must be supported with a factual foundation. Advise whether or not the participants have maintained a list of names, contact information, and dates of contact for the “numerous” shareholders who have submitted inquiries and expressed support.

In response to the Staff’s Comment, the Filing Persons affirm that they have maintained a list of names, contact information, and dates of contact for the shareholders who have submitted inquiries and expressed support to the Filing Persons.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford